Lowenstein Sandler LLP
65 Livingston Avenue
Roseland, NJ 07068
T:  973.597.2500

December 23, 2013

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler

Re:          DARA BioSciences, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on December 13, 2013
File No. 000-23776

Dear Mr. Riedler:

This letter is submitted on behalf of DARA BioSciences, Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on December 13, 2013 (the “Preliminary Proxy Statement”), as set forth in your letter dated December 19, 2013 addressed to David J. Drutz, M.D., the Chief Executive Officer and Chief Medical Officer of the Company (the “Comment Letter”).  The Company is concurrently filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”), which includes changes to reflect the Company’s response to the Staff’s comment.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Preliminary Proxy Statement.

STAFF COMMENT:
1.
We note your disclosure that shares of your common stock available for issuance following a reverse stock split would increase to the extent the reverse stock split reduced the total outstanding number of shares.  We also note your disclosure that you may use such additional shares for issuance in connection with financing or strategic transactions.  Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the approval and completion of a reverse stock split.  If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

RESPONSE: In response to the Staff’s comment, the Company has updated the disclosure contained  in the reverse stock split proposal in the Amended Preliminary Proxy Statement to describe the Company’s current plans for a public offering with respect to which the Company has filed a Registration Statement on Form S-1 on December 23, 2013.

In addition to submitting this letter via EDGAR, we are sending via courier two (2) copies of each of (i) this letter and (ii) the Amended Preliminary Proxy Statement marked against the initial filing.

The Company has authorized us to inform you that the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact me at (973) 597-2564 or my colleague Lloyd Jeglikowski at (973)597-6320.

Sincerely,

/s/ Alan Wovsaniker

Alan Wovsaniker, Esq.
Enclosures

cc:	David J. Drutz, M.D., Chief Executive Officer and Chief Medical Officer, DARA BioSciences, Inc.
Christopher G. Clement, President and Chief Operating Officer, DARA BioSciences, Inc.
David L. Tousley, Chief Financial Officer, DARA BioSciences, Inc.
John D. Hogoboom, Esq., Lowenstein Sandler LLP